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                            INSTEEL INDUSTRIES, INC.


April 1, 2005

VIA EDGAR

Mr. Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549-0510

RE:      Insteel Industries, Inc. ("Insteel" or the "Company")
         Form 10-K/A#1 for the fiscal year ended October 2, 2004
         File 1-9929

Dear Mr. Decker:

Following is our response to the letter of the staff of the Division of Corporation Finance (the "Staff") dated March 23, 2005 concerning Insteel's amended Form 10-K/A (Amendment No. 1) for the fiscal year ended October 2, 2004. We have repeated the Staff's comments from the March 23, 2005 letter and reflected our response immediately following each item. Please note the numbering of the items corresponds to the numbering of the comments in the Staff's March 23, 2005 letter.

GENERAL

     1. WHERE A COMMENT BELOW REQUESTS ADDITIONAL DISCLOSURES OR OTHER REVISIONS TO BE MADE, PLEASE PROVIDE TO US YOUR INTENDED DISCLOSURE. THESE REVISIONS SHOULD BE INCLUDED IN YOUR FUTURE FILINGS.

Company Response

We acknowledge your comment and have provided the requested disclosure or other revisions to the Staff's comments in our responses below, as applicable, and will include such additional disclosures or other revisions in our future filings as indicated.

MANAGEMENT'S DISCUSSION AND ANALYSIS
LIQUIDITY AND CAPITAL RESOURCES
FINANCIAL COVENANTS. PAGE 18

     2. WE NOTE YOUR RESPONSE TO COMMENT 2 IN YOUR LETTER DATED MARCH 18, 2005. EBITDA IS AN ACCEPTED NON-GAAP MEASURE WITH A COMMONLY ACCEPTED DEFINITION. YOUR CALCULATION OF EBITDA IS NOT CONSISTENT WITH THIS COMMONLY ACCEPTED DEFINITION. PLEASE RETITLE YOUR CALCULATION AND FOLLOW THE GUIDANCE SET FORTH IN QUESTION 10 OF OUR "FREQUENTLY ASKED QUESTIONS REGARDING THE USE OF NON-GAAP FINANCIAL MEASURES," WHICH IS AVAILABLE ON OUR WEBSITE.


1373 BOGGS DRIVE/MOUNT AIRY, NORTH CAROLINA 27030/336-786-2141/FAX 336-786-9463

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Company Response

The titles that are reflected in the table of supporting calculations for the financial covenants are consistent with the definitions specified in the Company's Credit Agreement. However, in order to prevent any misinterpretation on the part of investors, we will revise the "EBITDA" references to "Adjusted EBITDA" to differentiate the associated amounts from the commonly accepted calculation of EBITDA. Following is a revised version of the disclosure that was reported in the amended Form 10-K for the year ended October 2, 2004:


                        FIXED CHARGE COVERAGE RATIO
              For the four-month period ended October 2, 2004

         ($ amounts in thousands)
         Adjusted EBITDA(1)                           $30,436
         Less Unfunded Capital Expenditures            (1,505)
                                                      --------
                                                       28,931

         Fixed Charges                                 15,245
                                                      --------
             Fixed Charge Coverage Ratio                 1.90
                                                      ========

         Net earnings                                 $12,019
         Cash pension contributions                      (213)
         Income tax provision                           8,815
         Interest expense                               2,236
         Depreciation and amortization (net)            1,792
         Pension expense                                  254
         Expense associated with option grants          5,515
         Net non-cash losses recorded as other
             expenses                                      18
                                                      --------
                 Adjusted EBITDA(1)                   $30,436
                                                      ========

         (1) As defined in the Company's Credit Agreement

     The Company's credit facility includes financial covenants such as a Fixed Charge Coverage Ratio, as defined above, that are derived from non-GAAP financial measures, particularly, earnings before interest, taxes, depreciation and amortization as defined in the Company's Credit Agreement ("Adjusted EBITDA"). Adjusted EBITDA includes additional adjustments to GAAP net earnings as set forth in the table above. The Company's management uses Adjusted EBITDA and the debt covenant ratios to measure compliance with its debt covenants and evaluate the operations of the Company. Management believes this presentation is appropriate and enables investors to (i) evaluate the Company's compliance with the financial covenants of its credit facility and (ii) assess the Company's performance over the periods presented. Adjusted EBITDA and the debt covenant ratio as presented here may not be comparable to similarly titled measures used by other companies in that they are specifically based on the definitions provided for in the Company's Credit Agreement. Adjusted EBITDA (i) should not be considered as an alternative to net earnings (determined in accordance with GAAP) as an indicator of the Company's financial performance, (ii) is not an alternative to cash flow from operating activities (determined in accordance with GAAP) as a measure of the Company's liquidity, and (iii) is not indicative of funds available to fund the Company's cash needs because of needed capital replacement or expansion, debt service obligations, or other cash commitments and uncertainties.

Beginning with the Form 10-Q for the quarter ending April 2, 2005, we will provide the revised disclosure for the applicable financial covenant calculations as defined under the terms of the Credit Agreement.

                            INSTEEL INDUSTRIES, INC.

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FINANCIAL STATEMENTS
NOTE 12 - BUSINESS SEGMENT INFORMATION, PAGE 39

     3. WE NOTE YOUR RESPONSE TO COMMENT 6 IN YOUR LETTER DATED MARCH 18, 2005. THE BUSINESS UNITS APPEAR TO HAVE DIFFERENT GROSS MARGINS. THEREFORE, BASED UPON THE INFORMATION YOU HAVE PROVIDED US, IT IS NOT CLEAR THAT THE TWO BUSINESS UNITS HAVE SIMILAR ECONOMIC CHARACTERISTICS AS CONTEMPLATED BY PARAGRAPH 17 OF SFAS 131. PARAGRAPH 17 OF SFAS 131 PRECLUDES AGGREGATION OF OPERATING SEGMENTS WITH DISSIMILAR ECONOMIC CHARACTERISTICS. IN THIS REGARD, PLEASE PROVIDE THE PROPER DISCLOSURES BY SEGMENT AS EXPLAINED IN PARAGRAPHS 25 TO 28 OF SFAS 131.

Company Response

Although the financial results for the Concrete Reinforcing Products business unit have trended higher in recent years, the Company continues to believe that segment disclosure is not appropriate because the Company's business units share similar economic characteristics as well as similarities with respect to the other aggregation criteria specified in Paragraph 17 of SFAS 131.

Similar Economic Characteristics

o The Company's products are highly material intensive, with the cost of its primary raw material, hot-rolled steel wire rod, representing 57% of net sales for both business units in fiscal 2004.

o In general, the higher spreads between selling prices and raw material costs for certain products within both business units are offset by the incremental conversion costs associated with the additional processes that are required to manufacture such products.

o Profitability for both business units is highly volume sensitive as the cost structure of their manufacturing facilities implies a significant degree of operating leverage.

Similarities on Aggregation Criteria

The Company's business units also share similarities with respect to the other aggregation criteria specified in Paragraph 17, including the following:

a)       Nature of Products

         o The product offering for both business units is exclusively wire products which are all manufactured from steel wire rod that is drawn into wire.

b)       Nature of Production Processes

         o All of the Company's products and facilities share similar production processes, beginning with the chemical cleaning or mechanical descaling of steel wire rod, which is then drawn or reduced using drawing or rolling lines to a smaller diameter wire.

c)       Type or Class of Customer for Products

         o The products for both business units are sold to manufacturers, distributors and wholesalers for a broad range of applications, and, with the exception of certain industrial wire products which

                            INSTEEL INDUSTRIES, INC.

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                  represent an immaterial portion of the Company's sales, the same type or class of customer can be serviced from multiple facilities.

d)       Methods Used to Distribute Products

         o The products for both business units are sold by its inside and outside sales force through indirect distribution channels, including manufacturers, wholesalers or distributors, rather than to the end customers.

         o Each of the business unit's plants manufacture products that are sold to different distribution channels and, with the exception of certain industrial wire products which represent an immaterial portion of the Company's sales, the same distribution channels can be serviced from multiple facilities.

e)       Nature of the Regulatory Environment (if applicable)

         o This criterion would not be applicable to either business unit or to the wire industry as a whole.

As previously indicated in our letter dated March 18, 2005, to the extent that the economic characteristics of the business units were viewed to differ, the Industrial Wire Products business unit was only slightly above two of the three quantitative thresholds for fiscal 2004 as defined in Paragraph 19 of SFAS 131.

In addition, following the completion of the recently announced expansions in the Company's Concrete Reinforcing Products business unit, the Company believes that the Industrial Wire Products business unit will fall below all of the quantitative thresholds. As a result, the requested disclosure would only be applicable for a very limited period of time.

Finally, the Company does not believe that the provision of the business unit information as separate reportable segments would be deemed to be material to investors or improve their ability to understand the Company's business or make investment decisions about the enterprise as a whole.

Contrary to the Company's initial understanding, the Grant Thornton engagement team did not consult with the firm's national office with regard to the Company's segment reporting assessment and disclosure at the time of the audit or in connection with its review of the Company's responses to the Staff's comment letters.

In the event that the Staff continues to disagree with the Company's position and in order to resolve this matter, beginning with the Form 10-K for the fiscal year ending October 1, 2005, the Company will provide the disclosures by segment for its business units as explained in Paragraphs 25 to 28 of SFAS 131 assuming that their economic characteristics were determined to differ based on the quantitative thresholds defined in Paragraph 19 of SFAS 131.

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                            INSTEEL INDUSTRIES, INC.

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In connection with our response, we acknowledge that:

o the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

o the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any additional information requests or questions regarding our responses in this letter, please call me at (336) 786-2141, Ext. 3020.


Sincerely,


/s/ Michael C. Gazmarian

Michael C. Gazmarian
Chief Financial Officer and Treasurer






                            INSTEEL INDUSTRIES, INC.